EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2007	2006	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$787	$770	$3,215	$2,899	$2,313	$1,319	$1,338
Add back:
Interest expense, net of capitalized interest	41	31	136	142	160	136	124
Amortization of debt issuance costs	1	1	6	5	6	7	4
Portion of rent expense representative of interest factor	194	200	766	842	800	712	713

Earnings as adjusted	$1,023	$1,002	$4,123	$3,888	$3,279	$2,174	$2,179

Fixed Charges:
Interest expense, net of capitalized interest	$41	$31	$136	$142	$160	$136	$124
Capitalized interest	10	10	34	33	22	11	16
Amortization of debt issuance costs	1	1	6	5	6	7	4
Portion of rent expense representative of interest factor	194	200	766	842	800	712	713

	$246	$242	$942	$1,022	$988	$866	$857

Ratio of Earnings to Fixed Charges	4.2	4.1	4.4	3.8	3.3	2.5	2.5